UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 30, 2009

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 30, 2009, Alliant Energy Corporation ("Alliant Energy") issued a press release announcing its earnings for the third quarter ended September 30, 2009. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release third quarter 2009 income from continuing operations and earnings per share from continuing operations excluding a one-time non-cash charge related to Alliant Energy's tender offer for its Exchangeable Senior Notes due 2030 (Notes) and utility, non-regulated and parent earnings (losses) per share from continuing operations, which are non-GAAP (accounting principles generally accepted in the United States of America) financial measures. Alliant Energy believes income from continuing operations and earnings per share from continuing operations excluding the charge related to the tender offer for the Notes is useful to investors because it provides an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of a non-cash charge that Alliant Energy does not expect to recur in future periods and to provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy believes utility, non-regulated and parent earnings (losses) per share from continuing operations are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Item 9.01 Financial Statements and Exhibits.

(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) Exhibits. The following exhibits are being furnished herewith:
(99.1) Alliant Energy Corporation press release dated October 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: October 30, 2009

By: /s/ Thomas L. Hanson
Thomas L. Hanson
Vice President-Controller and
Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated October 30, 2009

Exhibit Number	
(99.1)	Alliant Energy Corporation press release dated October 30, 2009.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane, Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE	Media Contact:	Rob Crain (608) 458-4469
	Investor Relations:	Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES THIRD QUARTER 2009 RESULTS
RECORDS ONE-TIME CHARGE FOR RECENTLY COMPLETED TENDER OFFER
UPDATES 2009 EARNINGS GUIDANCE

MADISON, Wis. – October 30, 2009 – Alliant Energy Corporation (NYSE: LNT) today announced net loss for the third quarter of 2009 of ($44.3) million or ($0.40) per share compared to net income of $108.5 million or earnings per share (EPS) of $0.98 for the same period in 2008. A summary of Alliant Energy's third quarter earnings is as follows (net income / (loss) in millions):

	For the Three Months Ended September 30,			
	2009		2008	
Earnings (losses) from continuing operations:	Net Income	EPS	Net Income	EPS
Interstate Power and Light Co. (IPL)	$ 69.0	$ 0.63	$ 59.3	$ 0.54
Wisconsin Power and Light Co. (WPL)	20.2	0.18	41.8	0.38
Subtotal for Utilities	89.2	0.81	101.1	0.92
Non-regulated	1.3	0.01	7.1	0.06
Parent (excluding charges from tender offer)	(5.6)	(0.05)	0.9	0.01
Total excluding charges from tender offer	84.9	0.77	109.1	0.99
Charges from tender offer	(128.2)	(1.16)	--	--
Total earnings (losses) from continuing operations	**(43.3)**	**(0.39)**	**109.1**	**0.99**
Loss from discontinued operations	**(1.0)**	**(0.01)**	**(0.6)**	**(0.01)**
Net income (loss)	**$ (44.3)**	**$ (0.40)**	**$ 108.5**	**$ 0.98**

Excluding the one-time non-cash $1.16 per share charge related to the Alliant Energy's tender offer for the Exchangeable Senior Notes due 2030 (the "Notes"), Alliant Energy's EPS for the third quarter of 2009 decreased $0.22 per share when compared to the same period in 2008. Earnings for Alliant Energy's utility business were negatively impacted by cool weather and lower industrial and wholesale sales due to unfavorable economic conditions. These items were partially offset by the lack of 2008 flood clean-up and restoration costs this quarter compared to the same period last year, and interim rate relief at IPL effective March 2009.

Lower RMT earnings reduced EPS from Alliant Energy's non-regulated business by $0.07 per share. RMT currently has fewer active contracts for wind farm engineering and construction projects than it had one year ago, in part as a result of customers' difficulties in raising capital to finance renewable energy projects.

Lower earnings at Alliant Energy's parent company reflect higher professional expenses, short-term financing expenses related to the tender offer for the Notes, and higher income tax expense.

"Weather played a significant role in the negative quarter-over-quarter earnings results," said Bill Harvey, Alliant Energy Chairman, President, and CEO. "The quarter's results show that WPL continues to significantly under-earn, and the wind development market has not yet benefited from the intended impacts of either the American Recovery and Reinvestment Act of 2009, or pending legislation intended to increase growth in the renewable energy market place. We expect a brighter 2010 driven by anticipated constructive outcomes from the pending WPL and IPL rate cases, and an expected resurgence of the wind development market."

Additional details regarding Alliant Energy's third quarter EPS from continuing operations for 2009 and 2008 are as follows:

	2009	2008	Variance
Utility operations:			
Net impact of weather and weather hedges	$ (0.19)	$ (0.04)	$ (0.15)
Interim retail electric rate increase at IPL in Q3 2009			0.14
Impact of severe flooding on margins and expenses in Q3 2008			0.11
Electric sales to industrial and wholesale customers			(0.07)
Depreciation expense			(0.07)
Interest expense			(0.06)
Electric transmission and pension expenses at IPL			(0.05)
Allowance for funds used during construction			0.03
Other			0.01
Total utility operations	**0.81**	**0.92**	**(0.11)**
Non-regulated operations:			
RMT (including WindConnect®)	(0.01)	0.06	(0.07)
Non-regulated Generation and Transportation	0.04	0.04	--
Other (primarily income tax expense)	(0.02)	(0.04)	0.02
Total non-regulated operations	**0.01**	**0.06**	**(0.05)**
Parent company:			
Other (primarily interest and income tax expense in Q3 2009)	(0.05)	0.01	(0.06)
Total parent company	**(0.05)**	**0.01**	**(0.06)**
Total excluding charges from tender offer	**0.77**	**0.99**	**(0.22)**
Charges from tender offer	**(1.16)**	**--**	**(1.16)**
Earnings (losses) per share from continuing operations	**$ (0.39)**	**$ 0.99**	**$ (1.38)**

The following comments are offered to further explain selected drivers of earnings performance during the third quarter of 2009:

Weather: Cooling degree days for the third quarter of 2009 were 59% and 51% below normal in the service territories of IPL and WPL, respectively. The historically cool weather resulted in approximately $0.19 per share lower electric margins when compared to margins that would result from normal weather in the third quarter of 2009. In 2008, a $6 million weather hedge gain was recorded in the third quarter as a result of the cooler than normal weather. As a result of the 2008 weather hedge, cooler weather reduced third quarter 2008 electric margins by only $7 million, or $0.04 per share. Alliant Energy did not have a summer weather hedge in 2009.

Industrial and Wholesale Sales: Industrial electric sales were 14% lower in the third quarter of 2009 compared to the same period last year. The utility business also experienced a 24% reduction in wholesale sales compared to the same period last year. Because industrial and wholesale customers have the lowest margin contributions, the EPS impact of the sales decline was limited to $0.07 per share.

Depreciation Expense: Utility depreciation expense increased $0.07 per share over the same period in 2008 due to WPL's purchase of the Neenah Energy Facility from Alliant Energy Resources, LLC in June 2009, the year-end 2008 in-service date of the Cedar Ridge wind project, plant additions for Prairie Creek reconstruction post-flood, and continued deployment of advanced meters at WPL.

Interest Expense: The utilities increased long-term debt by $830 million since September 30, 2008, resulting in a $0.06 per share increase in interest expense. The long-term debt was used to fund wind project construction and advanced meters.

RMT: RMT results were $0.07 per share lower in the third quarter of 2009 compared to the third quarter of 2008, as a result of reduced project activity in the wind industry. RMT has commenced design, engineering and construction on a limited number of wind projects in 2009. Due to the incentive options for wind projects provided for in the American Recovery and Reinvestment Act of 2009 and in pending legislation, RMT expects renewed earnings growth for its wind development activities in the second half of 2010.

Parent Company: Higher professional expenses, expenses related to the tender offer for the Notes, and higher income tax expense resulted in lower earnings at the parent company. Companies are required to reflect tax expense or benefit during interim periods based on the expected annual effective tax rate. As a result, the parent company recorded a $3.8 million of additional tax expense in the third quarter of 2009 which will reverse in the fourth quarter of 2009.

2009 Earnings Guidance

Alliant Energy is narrowing and reducing its 2009 earnings guidance range for earnings from continuing operations to $1.75 to $1.90 per share, which also includes narrowing the utility business earnings range to $1.70 to $1.85 per share. 2009 earnings guidance for non-regulated businesses has been reduced to reflect the lower projected earnings at RMT. Details of the current and prior guidance for 2009 are as follows:

	Prior	Revised
Utility	$1.70 - $ 1.90	$ 1.70 - $ 1.85
Non-regulated	0.16 - 0.18	0.09 - 0.11
Parent company	(0.06) - (0.04)	(0.06) - (0.04)
Alliant Energy	**$1.80 -$ 2.00**	**$ 1.75 - $ 1.90**

The guidance does not include the impact of certain non-cash valuation adjustments that Alliant Energy may incur, the impact of any future adjustments made to Alliant Energy's deferred tax asset valuation allowances, any adverse impacts of pending lawsuits and disputes, the impact of any restructuring charges, the impact of the tender offer and consent solicitation for the Notes, the income tax benefits and expenses resulting from Wisconsin Senate Bill 62 enacted in February 2009, or the impacts of any cumulative effects of changes in accounting principles.

Drivers for Alliant Energy's earnings estimates include, but are not limited to:
- State of economy in its utility service territories and resulting implications on sales, including the impact of the recession
- Normal weather conditions in its utility service territories for the remainder of 2009
- Ability to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- Ability of IPL and WPL to recover their operating costs, deferred expenditures and capital expenditures, and to earn a reasonable rate of return in future rate proceedings
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's wind projects and environmental expenditure plans
- RMT sales forecast and cost controls

Earnings Conference Call

A conference call to review the third quarter of 2009 results is scheduled for Friday, October 30th at 9:00 a.m. central daylight time. Alliant Energy Chairman, President and Chief Executive Officer Bill Harvey and Vice President, Chief Financial Officer and Treasurer Patricia Kampling will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and conference call, Alliant Energy posted supplemental material on its website. A replay of the call will be available through November 6, 2009, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy anticipates filing its Quarterly Report on Form 10-Q no later than November 9, 2009. Financial statement information will be available at that time.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC (Resources), the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 400,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others:
- federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and of regulatory agency orders;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, deferred expenditures and capital expenditures, including any construction costs incurred over the predetermined level included in the advanced rate making principles for IPL's Whispering Willow - East wind project, costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payment of expected levels of dividends;
- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins, and ability to collect unpaid bills, in particular as a result of the economic recession;
- weather effects on results of operations;
- developments that adversely impact IPL's and WPL's ability to implement their strategic plans including unfavorable regulatory outcomes, unanticipated issues in connection with construction of their new wind generating facilities, WPL's potential purchase of the Riverside Energy Center and unfavorable regulatory outcomes;
- IPL's ability to reduce the impact of transmission rate increases for 2009 and future years either through regulatory proceedings with the Federal Energy Regulatory Commission or by recovery of costs in rates;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover, and to retain the recovery of, purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact that fuel and fuel-related prices and other economic conditions may have on IPL's and WPL's customers' demand for utility services;
- impacts that storms or natural disasters in their service territories may have on their operations and rate relief for costs associated with restoration;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations, the ability to defend against environmental claims brought by state and federal agencies or third parties such as the Sierra Club, and the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions, including the American Clean Energy and Security Act, which contains a proposed greenhouse gas cap-and-trade program;
- the growth rate of ethanol and biodiesel production in IPL's and WPL's service territories;
- continued access to the capital markets on competitive terms and rates;
- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of hedges on earnings;
- sales and project execution for RMT, Inc., the level of growth in the wind development market and the impact of the American Recovery and Reinvestment Act of 2009 and pending legislation;
- issues related to electric transmission, including operating in the Midwest Independent Transmission System Operator (MISO) energy and ancillary services markets, the impacts of potential future billing adjustments from MISO and recovery of costs incurred;
- unplanned outages at generating facilities and risks related to recovery of resulting incremental costs through rates;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the purported shareowner derivative complaint stemming from the Exchangeable Senior Notes due 2030 litigation;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;
- IPL's ability to successfully resolve the dispute with the partners to the joint operating agreement for Sutherland #4;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- Alliant Energy's ability to sustain its dividend payout ratio goal;
- the direct or indirect effects resulting from terrorist incidents or responses to such incidents;
- employee workforce factors, including changes in key executives, collective bargaining agreements, work stoppages, or additional restructurings;
- access to technological developments;
- any material post-closing adjustments related to any past asset divestitures;

- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- the ability to continue cost controls and operational efficiencies;
- increased retirement plan costs due to decreases in the market value of retirement plan assets;
- the ability to utilize tax capital losses and net operating losses generated to date, and those that may be generated in the future, before they expire;
- the ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows; and
- inflation and interest rates.

Without limitation, the expectations with respect to 2009 Earnings Guidance in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Note: *Unless otherwise noted, all "per share" references in this release refer to earnings per* ***diluted*** *share.*

KEY FINANCIAL STATISTICS

	Sep. 30, 2009	Sep. 30, 2008
Common shares outstanding (000s)	**110,634**	110,449
Book value per share	**$ 24.94**	$ 25.47
Quarterly common dividend rate per share	**$ 0.375**	$ 0.35

KEY OPERATING STATISTICS

	Three Months Ended Sep. 30,		**Nine Months Ended Sep. 30,**	
	2009	2008	**2009**	2008
Utility electric sales (000s of MWh)				
Residential	**1,910**	2,075	**5,622**	5,816
Commercial	**1,567**	1,651	**4,550**	4,638
Industrial	**2,755**	3,203	**8,199**	9,395
Retail subtotal	**6,232**	6,929	**18,371**	19,849
Sales for resale:				
Wholesale	**767**	1,010	**2,488**	2,834
Bulk power and other	**601**	66	**1,606**	658
Other	**35**	38	**116**	125
Total	**7,635**	8,043	**22,581**	23,466
Utility retail electric customers (at Sep. 30)				
Residential	**840,513**	839,625		
Commercial	**134,898**	134,209		
Industrial	**2,877**	2,953		
Total	**978,288**	976,787		
Utility gas sold and transported (000s of Dth)				
Residential	**1,477**	1,645	**19,031**	20,731
Commercial	**1,701**	2,004	**13,222**	14,926
Industrial	**596**	988	**2,457**	3,464
Retail subtotal	**3,774**	4,637	**34,710**	39,121
Interdepartmental	**121**	509	**698**	1,244
Transportation / other	**11,081**	13,555	**38,689**	44,832
Total	**14,976**	18,701	**74,097**	85,197
Utility retail gas customers (at Sep. 30)				
Residential	**363,137**	362,804		
Commercial	**45,000**	44,956		
Industrial	**560**	570		
Total	**408,697**	408,330		
Margin increases (decreases) from net impacts of weather (in millions) -				
Electric margins -				
Weather impacts on demand compared to normal weather	**$ (35)**	$ (13)	**$ (36)**	$ (13)
Gains (losses) from weather derivatives (a)	**--**	6	**(3)**	6
Net weather impact	**$ (35)**	$ (7)	**$ (39)**	$ (7)
Gas margins -				
Weather impacts on demand compared to normal weather	**$ (1)**	$ --	**$ 3**	$ 9
Losses from weather derivatives (a)	**--**	--	**(3)**	(3)
Net weather impact	**$ (1)**	$ --	**$ --**	$ 6

	Three Months Ended Sep. 30,			**Nine Months Ended Sep. 30,**		
	2009	2008	Normal (b)	**2009**	2008	Normal (b)
Cooling degree days (CDDs) (a)						
Cedar Rapids, Iowa (IPL)	**224**	425	541	**406**	576	767
Madison, Wisconsin (WPL)	**222**	421	455	**368**	534	635
Heating degree days (HDDs) (a)						
Cedar Rapids, Iowa (IPL)	**143**	114	147	**4,492**	4,858	4,211
Madison, Wisconsin (WPL)	**170**	107	187	**4,764**	4,903	4,524

(a) Alliant Energy entered into weather derivatives based on CDDs during the months of June through August 2008 and HDDs during the months of January through March in 2008 and 2009 to reduce potential volatility on its margins from the impacts of weather.
(b) CDDs and HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDDs and HDDs.